UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Integral Ad Science Holding Corp.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

45828L 108

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Vista Equity Partners Fund VI, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 40,222,196
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 40,222,196

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,222,196
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 24.73%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)

Calculated based on 162,670,447 shares of the Issuer’s Common Stock, $0.001 par value per share (“Common Stock”), outstanding as of November 7, 2024, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2024.

1.	Names of Reporting Persons Vista Equity Partners Fund VI-A, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 24,298,354
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 24,298,354

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,298,354
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 14.94%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 162,670,447 shares of Common Stock outstanding as of November 7, 2024, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 12, 2024.

1.	Names of Reporting Persons VEPF VI FAF, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 489,451
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 489,451

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 489,451
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) *%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)

Beneficial ownership representing less than 1% is denoted with an asterisk (*). Calculated based on 162,670,447 shares of Common Stock outstanding as of November 7, 2024, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 12, 2024.

1.	Names of Reporting Persons Vista Equity Partners Fund VI GP, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 65,010,001
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 65,010,001

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,010,001
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 39.96%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 162,670,447 shares of Common Stock outstanding as of November 7, 2024, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 12, 2024.

1.	Names of Reporting Persons VEPF VI GP. Ltd.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 65,010,001
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 65,010,001

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,010,001
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 39.96%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 162,670,447 shares of Common Stock outstanding as of November 7, 2024, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 12, 2024.

1.	Names of Reporting Persons VEPF Management, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 65,010,001
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 65,010,001

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,010,001
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 39.96%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 162,670,447 shares of Common Stock outstanding as of November 7, 2024, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 12, 2024.

1.	Names of Reporting Persons Vista Equity Partners Management, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 65,010,001
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 65,010,001

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,010,001
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 39.96%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 162,670,447 shares of Common Stock outstanding as of November 7, 2024, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 12, 2024.

1.	Names of Reporting Persons VEP Group, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 65,010,001
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 65,010,001

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,010,001
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 39.96%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 162,670,447 shares of Common Stock outstanding as of November 7, 2024, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 12, 2024.

1.	Names of Reporting Persons Robert F. Smith
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 65,010,001
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 65,010,001

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,010,001
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented By Amount in Row (9) 39.96%(1)
12.	Type of Reporting Person (See Instructions) IN

(1)	Calculated based on 162,670,447 shares of Common Stock outstanding as of November 7, 2024, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 12, 2024.

Item 1(a).	Name of Issuer

Integral Ad Science Holding Corp. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

12 E 49th Street, 20th Floor New York, NY 10017

Item 2(a).	Names of Persons Filing

This statement on Schedule 13G (this “Statement”) is filed by the entities and persons listed below, each of whom is referred to herein as a “Reporting Person” and together as the “Reporting Persons”:

(i) Vista Equity Partners Fund VI, L.P. (“VEPF VI”);

(ii)  Vista Equity Partners Fund VI-A, L.P. (“VEPF VI-A”);

(iii)  VEPF VI FAF, L.P. (“FAF” and, together with the foregoing, the “Vista Funds”);

(iv) Vista Equity Partners Fund VI GP, L.P. (“Fund VI GP”);

(v)   VEPF VI GP. Ltd. (“Fund VI UGP”);

(vi) VEPF Management, L.P (“Management Company”);

(vii) Vista Equity Partners Management, LLC (“VEPM”);

(viii)VEP Group, LLC (“VEP Group” and, together with the foregoing, the “Vista Entities”); and

(ix) Robert F. Smith.

Item 2(b).	Address of the Principal Business Office or, if None, Residence

The principal business address of each of the Vista Entities is 4 Embarcadero Center, 20th Fl., San Francisco, California 94111.

The principal business address of Mr. Smith is c/o Vista Equity Partners, 401 Congress Drive, Suite 3100, Austin, Texas 78701.

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Common Stock, $0.001 par value per share.

Item 2(e).	CUSIP Number

45828L 108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.

Ownership

(a)   Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)  Percent of Class:

See responses to Item 11 on each cover page.

(c)   Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)  Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)  Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

The reported securities are held directly by the Vista Funds. Fund VI GP is the sole general partner of each of the Vista Funds. Fund VI GP’s sole general partner is Fund VI UGP. Robert F. Smith is the sole director and one of 11 members of Fund VI UGP. The Management Company is the sole management company of each of the Vista Funds. The Management Company’s sole general partner is VEP Group, and the Management Company’s sole limited partner is VEPM. VEP Group is the Senior Managing Member of VEPM. Robert F. Smith is the sole Managing Member of VEP Group. Consequently, Mr. Smith, Fund VI GP, Fund VI UGP, the Management Company, VEPM and VEP Group may be deemed the beneficial owners of the shares of Common Stock held directly by the Vista Funds.

The filing of this Statement shall not be construed as an admission that the Reporting Persons are, for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 14, 2024

VISTA EQUITY PARTNERS FUND VI, L.P.

By: Vista Equity Partners Fund VI GP, L.P.
Its: General Partner
By: VEPF VI GP. Ltd.
Its: General Partner

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Director

VISTA EQUITY PARTNERS FUND VI-A, L.P.

By: Vista Equity Partners Fund VI GP. L.P.
Its: General Partner
By: VEPF VI GP. Ltd.
Its: General Partner

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Director

VEPF VI FAF, L.P.

By: Vista Equity Partners Fund VI GP, L.P.
Its: General Partner
By: VEPF VI GP. Ltd.
Its: General Partner

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Director

VISTA EQUITY PARTNERS FUND VI GP, L.P.

By: VEPF VI GP. Ltd.
Its: General Partner

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Director

VEPF VI GP. LTD.

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Director

VEPF MANAGEMENT, L.P.

By: VEP Group, LLC
Its: General Partner

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

VISTA EQUITY PARTNERS MANAGEMENT, LLC

By: VEP Group, LLC
Its: Managing Member

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

VEP GROUP, LLC

By:	/s/ Robert F. Smith
Name: Robert F. Smith
Title: Managing Member

/s/ Robert F. Smith
Robert F. Smith

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated February 7, 2022, by and among the Reporting Persons (incorporated herein by reference to Exhibit A of the statement on Schedule 13G filed by the Reporting Persons on February 7, 2022).